SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   SCHEDULE TO
                                (Amendment No. 3)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         AMERICAN REPUBLIC REALTY FUND I
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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       Transaction Valuation: $300,000(1)    Amount of Filing Fee: $60(2)
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(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

(2)  Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid: Not Applicable     Filing party: Not Applicable
     Form or registration no.:  Not Applicable  Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, L.P. ("Everest" or the "Purchaser"), a California limited partnership, to purchase up to 1,500 units ("Units") of limited partnership interests in AMERICAN REPUBLIC REALTY FUND I (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 4.    TERMS OF THE TRANSACTION.

     The Offer, withdrawal rights and proration period will expire at 5:00 p.m., Los Angeles time, on Tuesday, August 9, 2005, unless the Offer is extended.

ITEM 10.   FINANCIAL STATEMENTS.

     The response to Item 10 is hereby amended and supplemented with the financial statements filed as Exhibit 12.8 to the Schedule TO, which exhibit is incorporated herein by reference.

ITEM 11.   ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     FEDERAL INCOME TAX MATTERS

        The first sentence of the section is hereby deleted.


ITEM 12.   EXHIBITS.

     12.8 Supplemental Financial Statements.

     12.9 Press Release dated and issued August 1, 2005.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2005


                                        EVEREST PROPERTIES II, LLC


                                        By: /S/ DAVID I. LESSER
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                                            David I. Lesser
                                            Executive Vice President